SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*


                       Young & Rubicam Inc.
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                         (Name of Issuer)

                           Common Stock
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                  (Title of Class of Securities)

                            987425105
              -------------------------------------
                          (CUSIP Number)

                        December 31, 1999
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     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                 -------------------------
CUSIP No. 987425105           13G           Page  2 of 5 Pages
-----------------------                 -------------------------


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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Young & Rubicam Management Voting Trust
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See instructions)
                                                      (a) [ ]
                                                      (b) [X]
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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of New York
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                  5.     SOLE VOTING POWER

   NUMBER OF

                               20,816,698
                 ------------------------------------------------
     SHARES       6.     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
                                   0
                 ------------------------------------------------
      EACH        7.     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON
                                   0
                 ------------------------------------------------
       WITH       8.     SHARED DISPOSITIVE POWER


                                   0
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON


                             20,816,698
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10.     CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
        CERTAIN SHARES (See Instructions)


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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                    25.7%
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12.     TYPE OF REPORTING PERSON (See Instructions)


                                  OO
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


     This Amendment No. 1 amends and supplements the Schedule 13G filed on February 12, 1999 (the "Original Schedule 13G") on behalf of the Young & Rubicam Management Voting Trust with respect to the common stock, par value $0.01 per share ("Common Stock"), as well as options to purchase shares of the Common Stock, of Young & Rubicam Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to them in the Original Schedule 13G.



                        Page 3 of 5 Pages

Item 4.   Ownership.

          Item 4 of the Original Schedule 13G is hereby amended to read in its entirety as follows:

          (a)  Amount beneficially owned:

               See response to Item 9 on page 2.

          (b)  Percent of class:

               See response to Item 11 on page 2.

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    See response to Item 5 on page 2.

               (ii) shared power to vote or to direct the vote:

                    See response to Item 6 on page 2.

               (iii) sole power to dispose or to direct the disposition of:

                    See response to Item 7 on page 2.

               (iv) shared power to dispose or to direct the disposition of:

                    See response to Item 8 on page 2.


                        Page 4 of 5 Pages

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Item 6 of the original Schedule 13G is hereby amended by deleting the last sentence thereof and inserting the following in its place: The Young & Rubicam Grantor Trust, which was established by the Company pursuant to the Young & Rubicam Inc. Grantor Trust Agreement, held as of December 31, 1999 approximately 4.8% of the outstanding shares of Common Stock of the Company and has the right to receive the proceeds from the sale of those securities.

Item 8.   Identification and Classification of Members of the
          Group.

          Item 8 of the Original Schedule 13G is hereby amended to read in its entirety as follows:

     Pursuant to the Management Voting Trust Agreement, employee and former employee equityholders of the Company (the "Management Investors") and the Young & Rubicam Holdings Inc. restricted stock trust (the "Restricted Stock Trust") are required to deposit with the Young & Rubicam Management Voting Trust all shares of Common Stock and all shares of Money Market Preferred Stock, acquired by them prior to the termination of the Young & Rubicam Management Voting Trust (including Common Stock acquired upon the exercise of options, distributions from the Restricted Stock Trust or otherwise). Common Stock sold by Management Investors and the Restricted Stock Trust will be withdrawn from, and delivered free of, the Young & Rubicam Management Voting Trust.

     The Young & Rubicam Management Voting Trust has the unqualified right and power to vote and to execute consents with respect to all shares of Common Stock and all shares of Money Market Preferred Stock held by the Young & Rubicam Management Voting Trust. The voting rights of the Young & Rubicam Management Voting Trust are exercised by certain members of senior management of the Company, in their capacities as voting trustees (the "Voting Trustees"). The current Voting Trustees are Stephanie W. Abramson, Thomas D. Bell, Jr., Michael
J. Dolan, Satish Korde and Edward H. Vick (each of whom is currently a member of the senior management of the Company). So long as Thomas D. Bell, Jr. (or a successor Chief Executive Officer elected with the approval of the Young & Rubicam Management Voting Trust) is a Voting Trustee, any action (i) approved in writing or at a meeting by Thomas D. Bell, Jr. (or such succcessor) and any two other Voting Trustees and (ii) any action approved over the objection of Thomas
D. Bell, Jr. (or such successor) at a meeting of the Voting Trustees by the vote of all of the other Voting Trustees, shall constitute the action of, and shall be binding upon, the Young & Rubicam Management Voting Trust. The foregoing voting procedures will also apply to the election and removal of Voting Trustees, to proposals to increase or decrease the number of Voting Trustees and to proposals to amend the foregoing voting procedures.

     The Young & Rubicam Management Voting Trust will terminate when (i) no person is the owner of more than 20% of the Outstanding Shares (as defined in the Management Voting Trust Agreement) of Common Stock, (ii) the number of shares of Common Stock held by the Young & Rubicam Management Voting Trust is less than 10% of the Outstanding Shares of Common Stock or (iii) the Voting Trustees determine to terminate the Young & Rubicam Management Voting Trust. Pursuant to an irrevocable unanimous written consent of the Voting Trustees, the Young & Rubicam Management Voting Trust will terminate on May 15, 2000, assuming no earlier termination in accordance with its terms.



                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000




                     YOUNG & RUBICAM MANAGEMENT VOTING TRUST

                         By  /s/ Stephanie W. Abramson
                           ---------------------------
                           Stephanie W. Abramson as attorney-
                           in-fact on behalf of the Young &
                           Rubicam Management Voting Trust

                        Page 5 of 5 Pages